Sinclair Broadcast Group, Inc.

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

September 11, 2012

Via EDGAR and Facsimile

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                 Sinclair Broadcast Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 2, 2012

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Filed August 8, 2012

File No. 000-26076

Dear Mr. Spirgel:

This letter sets forth the response of Sinclair Broadcast Group, Inc. (the “Company”) to the Staff’s comment letter dated August 30, 2012 relating to the Company’s Forms 10-K and 10-Q .  For ease of review, we have set forth the comment of your letter and our response thereto.

The Company has submitted a request for confidential treatment under Rule 83 simultaneously with this letter. The request applies to one redacted sentence marked with [****]. A complete, unredacted copy of this letter has been submitted separately to the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2011

Revenue Recognition, page F-16

1.              We note your disclosure in your Form 10-Q for the quarterly period ended March 31, 2011 which states that “due to the complexities and uniqueness of each arrangement, we have determined that our ESP for the retransmission consent fee element is based upon the market, the MVPD, the network affiliation, the number of subscribers, the length of the contract and other factors.” In this regard, since you are now using ESP to determine fair value versus VSOE or third-party evidence, it is unclear to us why the new guidance did not impact your accounting. Referring to the prior accounting guidance;

•                  Tell us how you determined fair value before ASU 2009-13.

•                  Tell us how you determined that the retransmission consent fee is a separate unit of accounting.

Response

The Company’s retransmission consent agreements can include the following deliverables: advertising time sales, retransmission rights and other immaterial marketing elements such as information crawls, web banners, station ID’s, and billboards.  The Company has determined that the retransmission consent agreements meet the criteria for treatment as separate units of accounting because (i) the deliverables have value on a standalone basis and (ii) there is no right of return and the delivery of all the elements of the agreements is possible and substantially in the Company’s hands.

When negotiating these transactions, the Company and the multi-channel video programming distributors (MVPDs) negotiate a specific contract value (usually per subscriber) and generally value the advertising time sales consistent with the process for valuing an individual ad sale absent the other retransmission elements.  The value of the retransmission right is effectively negotiated and varies on a contract by contract basis. The Company believes that the retransmission element is a unique product sold in that the value of that product is determined by the negotiating positions of the Company and the counterparty. For example, the Company may have less negotiating power with larger MVPDS that have a larger subscriber base or who have a higher percentage of subscribers receiving less popular stations from the Company.  Also, the contracts with MVPDs are over different terms ranging from one year to several years, which means that contracts of varying lengths may have different subscriber rates further supporting the conclusion that the contracts are not comparable.  Given that the MVPDs have audit rights of the advertising time aired to make sure they received the specific value they were entitled to based on the retransmission contract, the Company believes that the estimated selling price (ESP) of the retransmission rights is the contractually negotiated price.  The Company does not believe there is any “inherent discount” in either element, which is evidenced by the fact that the MVPDs generally receive ad time based on the negotiated, fair market value rates and the total ad time granted equals the amount included in the retransmission agreement (either a fixed dollar amount or a percentage of the total retransmission contract value).

Prior to the adoption of Accounting Standards Update 2009-13, Revenue Recognition (ASU 2009-13), the Company accounted for these agreements using the residual method of accounting, which was acceptable based on the guidance of EITF 00-21, Revenue Arrangements with Multiple Deliverables.  The Company recognized the fair value of the advertising time sales as they aired since these were considered the undelivered items for which there was objective and reliable evidence of fair value.  The Company subtracted this value from the total contract consideration and assigned that value to the retransmission rights and other marketing elements. The additional marketing elements are immaterial, so the Company did not use vender-specific objective evidence (VSOE) or third-party evidence (TPE) to determine a separate fair value for these units.  As noted above, the Company believes that the selling price of the retransmission rights is the contractually negotiated price, and therefore, there is no difference between the residual value previously assigned to the retransmission rights and the value assigned to the retransmission rights based on the application of ASU 2009-13.  Additionally, the majority of the contracts require that the advertising time sales element be used within the calendar year, and the total revenue recognized related to the advertising time sales element of these contracts during the year ended December 31, 2011, as well as the amount of related deferred revenue as of December 31, 2011, were immaterial to the consolidated financial statements. [****]

8. Income Taxes, page F-28

2.              We note your statement that you “expect that $7.7 million of valuation allowance related to certain deferred tax assets of one of our consolidated VIEs may be released in the first quarter of 2012 when the weight of all available evidence will support full realization of the deferred tax assets.” We also note that you released the valuation allowance in the first quarter of 2012 as predicted. In your critical accounting policies and estimates, please discuss specific variables and evidence that affected the release of your valuation allowance. Provide disclosure that allows the reader to analyze your assumptions, estimates, and judgments. Also, tell us in detail why you did not release the valuation allowance during the year ended December 31, 2011. Provide us with your proposed disclosure.

Response

The valuation allowance provided on deferred tax assets of one of the Company’s VIEs was released during the first quarter of 2012, when the weight of all available evidence supported realization of those deferred tax assets.  The Company’s decision to reverse the valuation allowance was based primarily on confidence in its ability to accurately predict the timing of future profitability, given the significant volatility of historical earnings of the VIE.  The Company concluded that as of March 31, 2012, the VIE demonstrated a consistent trend of positive earnings and proven accuracy of its budgets and forecasts over the last several years, supporting the future projected profitability of the VIE in order to realize the deferred tax assets.  The Company concluded that sufficient evidence did not exist in order to release the valuation

Confidential treatment requested by Sinclair Broadcast Group Inc. under 17 C.F.R §200.83.-SBG-2.

allowance as of December 31, 2011 because the Company did not believe that the VIE had demonstrated a consistent trend of positive earnings for a sufficient period of time in order to be confident that the VIE had sustained profitability and to support its long-term forecasts.  Additionally, the VIE was in a three-year cumulative loss position as of December 31, 2011.

In future filings, the Company will modify its disclosure of critical accounting policies and estimates with respect to income tax valuation allowances, as follows:

“We provide a valuation allowance for deferred tax assets if we determine, based on the weight of all available evidence, that it is more likely than not that some or all of the deferred tax assets will not be realized. Such evidence includes cumulative losses in recent years, future taxable income projections and feasible tax planning strategies, among other things.”

Form 10-Q for the quarterly period ended June 30, 2012

1. Summary of Significant Accounting Policies, page 8

Variable Interest Entities, page 8

3.              We note your statement that, “we have outsourcing agreements with certain other license owners, under which we provide certain non-programming related sales, operational and administrative services… for the same reasons noted above regarding the LMAs with Cunningham, we have determined that the outsourced license station assets are VIEs and we are the primary beneficiary.” However, it appears that you provide different services to these other non-Cunningham VIEs. For example, you do not provide programming, sales and managerial services to the other VIEs. Also, it appears that your Bank Credit Agreement contains certain cross-default provisions with Cunningham, but not with the other VIEs. Since these other LMAs seem to have different provisions than the Cunningham LMA’s, it is unclear to us why you state that, “for the same reasons noted above regarding the LMAs with Cunningham, we have determined that the outsourced license station assets are VIEs and we are the primary beneficiary.” Please advise.

Response

The Company has disclosed that it provides programming, sales and managerial services for television stations of Cunningham Broadcasting Corporation (Cunningham), the license owner of the stations.  The Company also has a purchase option to buy the license assets of the television stations and the applications to acquire the licenses are pending Federal Communications Commission (FCC) approval.  The Company owns a majority of the non-license assets of the Cunningham stations and the Company’s Bank Credit Agreement contains certain cross-default provisions with Cunningham whereby a default by Cunningham caused by insolvency would cause an event of default under our Bank Credit Agreement.

The Company has disclosed that it has outsourcing agreements with certain other license owners, under which the Company provides certain non-programming related sales, operations and administrative services.  The outsourcing agreement for KFXA-TV in Cedar Rapids (KFXA) was entered into in February 2008 and has an initial term of 10 years.  The outsourcing agreement for WNAB-TV in Nashville (WNAB) was entered into in May 2002 and had an initial term of approximately five years and was previously extended as a result of the Company’s acquisition of WNAB’s non-license assets for a term ending May 31, 2025.  Pursuant to these outsourcing agreements, the Company is responsible for selling and pricing all commercial spots aired during the programming, monitoring, maintenance, repair and replacement of the licensee’s equipment and facilities (for example, the station’s transmitter equipment) and for all business office and other back office administrative functions and provides these activities at a cost that the Company believes could not be attained by the licensee due to the Company’s centralized support systems and procurement power.  Also, the Company provides programming consultation services to the licensee.

These services include, at the request of the licensee, advisement with regards to programming selection, scheduling and programming price negotiation (which based on the Company’s large portfolio of owned and operated stations, influence in the market and professional expertise, allows the licensee to purchase programming for the licensee at discounts the licensee would otherwise not be able to receive).  Moreover, even though the Company does not program these stations pursuant to the outsourcing agreement, the Company reimburses the licensee for the cost of programming, promotes and markets the programming, receives the programming, places the programming in queue and monitors the programming.  Under these agreements, the Company pays a fee to the licensee based on a percentage of broadcast cash flow and reimburses the licensee for all operating expenses.  The Company also pays a minimum fixed fee to the licensee regardless of broadcast cash flow thereby effectively guaranteeing a return to the licensee regardless of operating results.  Therefore, although the licensee shares in a portion of the positive cash flows generated by KFXA and WNAB, the licensee does not share in any losses.  Similar to Cunningham, the Company has purchased all of the non-license assets of these stations.  The Company exercised its option to purchase the license assets of WNAB in March 2005 and has an application pending with the FCC to acquire the FCC license of WNAB.  The Company has an option to purchase the license assets of KFXA which expires in January 2028 and the exercise of the option is subject to the FCC’s approval.  Although the Company is not the programmer under these outsourcing agreements and the Company’s Bank Credit Agreement does not contain cross-default provisions with regards to these stations, the Company has concluded that based on the terms of the agreements and its involvement with the operations of the stations and the significance of its investment in the stations given its ownership of the non-license assets and purchase options to buy the license assets, the Company has the power (subject, in the case of both these outsourcing agreements and the LMAs to the ultimate control of the licensees) to direct the activities which significantly impact the economic performance of the variable interest entity (VIE) through the sales and managerial services provided.  Furthermore, the Company absorbs losses and returns that are considered significant to these VIEs.  For these reasons, the Company has determined they are the primary beneficiary and should consolidate these VIEs.

KFXA and WNAB are not material to the Company’s June 30, 2012 or December 31, 2011 financial statements.  As a point of reference, KFXA and WNAB each represented less than 1% of the Company’s total assets and liabilities.

In future filings, the Company will disclose that “We have determined that the outsourced license station assets are VIEs, and, based on the terms of the agreements and the significance of our investment in the stations, we are the primary beneficiary of the variable interests because, subject to the ultimate control of the licensees, we have the power to direct the activities which significantly impact the economic performance of the VIE through the sales and managerial services we provide and because we absorb losses and returns that would be considered significant to the VIEs.”

Subsequent events, page 11

4.              We note your disclosure that on July 19, 2012 you “entered into a definitive agreement to purchase the broadcast assets of six television stations owned and/or operated by Newport Television (Newport) for $412.5 million.” In this regard, tell us how you evaluated Rule 11-01(d) of Regulation S-X in determining that you acquired assets versus a business. If you believe you acquired a business, tell us how you evaluated Rule 3-05 of Regulation S-X in determining the need to file audited financial statements and pro forma financial statements for businesses acquired.

Response

Similar to the Freedom acquisition, which was also a business acquisition, the Company has concluded that the acquisition of the Newport stations will be considered an acquisition of a business pursuant to Rule 11-01 (d) of Regulation S-X and ASC 805-10-55 because Newport’s employee base, physical facilities, operating rights, customer base and sales force will remain the same after the acquisition which supports business acquisition treatment. The acquired assets will consist of an integrated set of assets and activities with inputs and processes that provide for the ability to create outputs and the nature of the revenue-producing activities will generally remain the same after the acquisition.

The acquisition is expected to close no earlier than December 2012, subject to closing conditions, including without limitation approval of the FCC and customary antitrust clearance. The Company will evaluate significance of the acquisition pursuant to Rule 3-05 of Regulation S-X upon consummation of the acquisition. If the acquisition is considered significant pursuant to Rule 3-05 of Regulation S-X, the Company will file the required audited historical financial statements of the target and pro forma financial statements reflecting the impact of the acquisition on the Company’s historical financial statements under Item 2.01 of Form 8-K.

As requested by the Staff, the Company is providing the following acknowledgements:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matter discussed in this letter please call the undersigned at (410) 568-1686.

Thank you for your consideration in these matters.

Very truly yours,

/s/ David R. Bochenek

David R. Bochenek
Vice President and Chief
Accounting Officer

cc:                                 Inessa Kessman, Staff Accountant

Terry French, Accountant Branch Chief

Kate Beukenkamp, Attorney-Advisor

Paul Fischer, Attorney-Advisor